JPMORGAN TRUST II

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

February 29, 2012

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Limited Duration Bond Fund, a series of JPMorgan Trust II (the “Trust”); File Nos. 2-95973 and 811-4236 – Response to Comment on Preliminary Proxy Statement

Dear Mr. Di Stefano:

This letter is in response to the comment you provided on February 27, 2012 with respect to the preliminary proxy filed on behalf of the JPMorgan Limited Duration Bond Fund (the “Fund”). Our response to your comment is set forth below. We will incorporate the changes referenced below into the Definitive Proxy Statement which will be filed on or around March 6, 2012.

Comment: Please disclose in the proxy that the Fund will be permitted to change the types of securities it uses without shareholder approval and will not be restricted to “short-term investment grade” securities if the change to the Fund’s investment objective is approved by the Fund’s shareholders.

Response: The last paragraph prior to “What happens if the Proposal to amend the investment objective is not approved?” will be revised to provide as follows:

If the change to the investment objective is approved, the Fund will be permitted to change the types of securities it uses without shareholder approval and will not be restricted to “short-term investment grade securities.” However, the proposed new investment objective will not change the Fund’s goal of a high level of current income consistent with low volatility of principal or its limited duration strategy. In addition, ~~T~~the investment objective will continue to be a “fundamental” investment objective meaning that it cannot be changed further without approval of shareholders. ~~In addition~~ Moreover, the Fund will continue to invest at least 80% of its Assets1 in bonds~~, will continue to invest in investment grade securities~~ and consistent with its name, will continue to have a duration of under three years under normal market conditions. Finally, the Fund will have more flexibility to respond to changing market conditions in implementing its limited duration strategy.

In connection with your review of the Preliminary Proxy Statement filed by the Trust on February 17, 2012, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 248-5479.

Sincerely,

/s/ Jessica K. Ditullio
Jessica K. Ditullio
Assistant Secretary

[1]	For purposes of the 80% policy, “Assets” means net assets plus the amount of borrowings for investment purposes.

2